Confidential Treatment Requested by Epic NewCo, Inc.
pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on July 7, 2023.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
File No. 001-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
the Securities Exchange Act of 1934

Epic NewCo, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	92-2573927
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

2400 Market Street, Philadelphia, Pennsylvania	19103
(Address of principal executive offices)	(Zip code)
(215) 238-3000
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to Be So Registered	Name of Each Exchange on Which Each Class Is to Be Registered
Common Stock	[ ]
Securities to be registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transaction period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Confidential Treatment Requested by Epic NewCo, Inc.
pursuant to 17 C.F.R. Section 200.83
EPIC NEWCO, INC.
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.
Item 1.    Business.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “The Separation and Distribution,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A.    Risk Factors.
The information required by this item is contained under the section of the information statement entitled “Risk Factors.” That section is incorporated herein by reference.
Item 2.    Financial Information.
The information required by this item is contained under the sections of the information statement entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Index to the Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.
Item 3.    Properties.
The information required by this item is contained under the section of the information statement entitled “Business.” That section is incorporated herein by reference.
Item 4.    Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5.    Directors and Executive Officers.
The information required by this item is contained under the sections of the information statement entitled “Management” and “Directors.” Those sections are incorporated herein by reference.
Item 6.    Executive Compensation.
The information required by this item is contained under the sections of the information statement entitled “Directors—Compensation Committee Interlocks and Insider Participation,” “Compensation Discussion and Analysis,” “Director Compensation” and “NewCo Stock Incentive Plan.” Those sections are incorporated herein by reference.
Item 7.    Certain Relationships and Related Transactions.
The information required by this item is contained under the sections of the information statement entitled “Management,” “Directors” and “Certain Relationships and Related Party Transactions.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by Epic NewCo, Inc.
pursuant to 17 C.F.R. Section 200.83
Item 8.    Legal Proceedings.
The information required by this item is contained under the section of the information statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Litigation and Claims.” That section is incorporated herein by reference.
Item 9.    Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under the sections of the information statement entitled “The Separation and Distribution,” “Dividend Policy,” “Capitalization” and “Description of NewCo Capital Stock.” Those sections are incorporated herein by reference.
Item 10.    Recent Sales of Unregistered Securities.
The information required by this item is contained under the sections of the information statement entitled “Description of Material Indebtedness” and “Description of NewCo Capital Stock—Sale of Unregistered Securities.” Those sections are incorporated herein by reference.
Item 11.    Description of Registrant’s Securities to be Registered.
The information required by this item is contained under the sections of the information statement entitled “The Separation and Distribution,” “Dividend Policy” and “Description of NewCo Capital Stock.” Those sections are incorporated herein by reference.
Item 12.    Indemnification of Directors and Officers.
The information required by this item is contained under the section of the information statement entitled “Description of NewCo Capital Stock—Limitation on Liability of Directors and Indemnification of Directors and Officers.” That section is incorporated herein by reference.
Item 13.    Financial Statements and Supplementary Data.
The information required by this item is contained under the section of the information statement entitled “Index to the Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.
Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
The information required by this item is contained under the section of the information statement entitled “Changes in Aramark Uniform Services’ Certifying Accountant.” That section is incorporated herein by reference.
Item 15.    Financial Statements and Exhibits.
(a)Financial Statements and Schedule
The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Index to the Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.

Confidential Treatment Requested by Epic NewCo, Inc.
pursuant to 17 C.F.R. Section 200.83
(b)Exhibits
The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1	Form of Separation and Distribution Agreement by and between Aramark and Epic NewCo, Inc.***
3.1	Form of Amended and Restated Certificate of Incorporation of Epic NewCo, Inc.***
3.2	Form of Amended and Restated Bylaws of Epic NewCo, Inc.***
4.1	Form of Stockholder and Registration Rights Agreement by and between Aramark and Epic NewCo, Inc.***
10.1	Form of Transition Services Agreement by and between Aramark and Epic NewCo, Inc.***
10.2	Form of Tax Matters Agreement by and between Aramark and Epic NewCo, Inc.***
10.3	Form of Employee Matters Agreement by and between Aramark and Epic NewCo, Inc.***
10.4	Form of Epic NewCo, Inc. Stock Incentive Plan***
10.5	Form of Indemnification Agreement by and between Epic NewCo, Inc. and individual directors or officers***
10.6	Offer Letter, dated as of September 20, 2021, by and between Aramark and Kim Scott***
10.7	Agreement Relating to Employment and Post-Employment Competition, dated as of September 20, 2021, by and between Aramark and Kim Scott***
10.8	Offer Letter, dated as of February 22, 2022, by and between Aramark and Rick Dillon***
10.9	Agreement Relating to Employment and Post-Employment Competition, dated as of February 25, 2022, by and between Aramark and Rick Dillon***
10.10	Offer Letter, dated as of December 31, 2021, by and between Aramark and Tim Donovan***
10.11	Agreement Relating to Employment and Post-Employment Competition, dated as of December 31, 2021, by and between Aramark and Tim Donovan***
10.12	Offer Letter, dated as of December 22, 2022, by and between Aramark and Angela J. Kervin***
10.13	Agreement Relating to Employment and Post-Employment Competition, dated as of December 22, 2022, by and between Aramark and Angela J. Kervin***
10.14	Amendment to Agreement Relating to Employment and Post-Employment Competition, dated as of January 31, 2023, by and between Aramark and Angela J. Kervin***
16.1	Letter from RSM US LLP addressed to the Securities and Exchange Commission, dated March 17, 2023*
21.1	List of Subsidiaries of Epic NewCo, Inc.***
99.1	Information Statement of Epic NewCo, Inc., preliminary and subject to completion, dated [ ]**
___________________
*Previously filed.
**Filed herewith.
***To be filed by amendment.

Confidential Treatment Requested by Epic NewCo, Inc.
pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EPIC NEWCO, INC.

By:	/s/
	Name:	[ ]
	Title:	[ ]
Date:  [          ]